UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")
Notification of Directors' Interests

The notification below sets out the number of shares released to Andy Bird, Chief Executive, on 3 March 2023 regarding the second tranche of the Co-investment Plan. On his appointment as Chief Executive, Andy Bird was granted a one-off co-investment award subject to his own purchase of Pearson shares. The award vests in three equal tranches at the end of 2021, 2022, and 2023 and is subject to performance underpins and continued employment at each vesting date.

The performance underpins are linked to the Group's strategic progress and there being no significant ESG issues resulting in significant reputational damage. These underpins are intended to guard against payment for failure, ensuring the Remuneration Committee can reduce vesting if, in its opinion, the performance of the business or the individual does not support this.

The Committee was pleased with the performance delivered during 2022 and, in particular, the strong strategic progress that Pearson made. Therefore, the second tranche of the co-investment award vested in full. In addition to assessing the specific performance underpins, the Committee undertook a thorough and robust review process which considered a holistic view of the wider stakeholder experience, including the experience of shareholders, employees, customers, and suppliers during the year. Detailed disclosure of the Committee's considerations will be available in the 2022 annual report.

Shares vesting from the first and second tranche of the award remain subject to a holding period until 31 December 2023. The remaining tranche of the co-investment award will vest following 31 December 2023, subject to the relevant performance underpins and Andy Bird's continued employment on the vesting date.

The shares are released in the form of ordinary shares on the London Stock Exchange and converted to American Depositary Receipts (ADRs) under the Company's sponsored ADR program on the New York Stock Exchange. This notification is made in accordance with the requirements of the UK Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Andy Bird
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer, or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081		American Depositary Receipts (ADRs) in Pearson plc, each ADR represents one ordinary share of 25 pence in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Release of ordinary shares under the second tranche of the Company's Co-investment Plan, to be converted into ADRs, and sale of shares to cover tax liabilities arising from vesting share awards
c)	Price(s) and volume(s)	Release of ordinary shares following release of award	Sale of ordinary shares to cover tax liability	Conversion of residual ordinary shares to ADRs
		Volume: 423,786 ordinary shares Price: n/a	Volume: 223,795 Price: £8.934542 per share Aggregated price: £1,999,505.83	Volume: 199,991 Price: n/a
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	3 March 2023
f)	Place of the transaction	London Stock Exchange (XLON)		New York Stock Exchange (NYSE)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 07 March 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary